UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Receives WiMAX Forum® Certification for its 802.16e BreezeMAX® Solution. Dated June 17 th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Receives WiMAX Forum® Certification for its 802.16e
BreezeMAX® Solution

Alvarion among the first vendors to achieve Mobile WiMAX™ certification, a major milestone in company’s OPEN™ WiMAX strategy

Ámsterdam, June 17, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its 802.16e BreezeMAX® 2.5 GHz base station has been certified by the WiMAX Forum®. This achievement further proves Alvarion’s Mobile WiMAX™ leadership and ongoing contribution to the acceleration of industry standardization. Alvarion is one of the first four base station vendors to receive the WiMAX Forum flagship profile certification.

The WiMAX Forum Certified™ seal of approval was granted to products that successfully passed rigorous testing to fully comply with the strict interoperability and conformance standards of the WiMAX Forum. The certification process required devices to be interoperable with the base station for advanced features such as MIMO (multiple input/multiple output), and modes of operation such as idle mode. The certified equipment will allow operators to enjoy the advantages of a scalable platform and a wide range of interoperable devices, ensuring competitive prices gained through economies of scale.

“The WiMAX Forum would like to thank Alvarion and the other member companies that have worked so hard to achieve today’s milestone and enabling the Forum to continue to reach critical objectives with the ongoing certification of Mobile WiMAX equipment,” said Ron Resnick, president of the WiMAX Forum, during a press conference at the WiMAX Forum Global Congress in Amsterdam. “Alvarion has played an important role in WiMAX Forum’s success of driving market momentum by enabling us to move closer to delivering on our plan to certify more than 100 Mobile WiMAX products in 2008. Our six independent WiMAX Forum certification labs are on now online to manage the anticipated increase of products to be submitted for certification.”

“Being one of the first few vendors to achieve Mobile WiMAX Wave 2, 2.5 GHz certification, further demonstrates our leadership position in the WiMAX industry,” said Tzvika Friedman, president and CEO of Alvarion. “We are proud to be at the forefront of the industry with an innovative and mature Mobile WiMAX base station solution. This achievement reiterates Alvarion’s commitment to be an innovative, flexible and customer oriented company and is a significant milestone of our OPEN WiMAX strategy, which we have led from the very beginning. Promoting open networks for next generation Mobile WiMAX solutions in 2.5, 3.5 and 2.3 GHz frequencies will encourage competition and allow freedom of choice to both operators and their customers.”

Alvarion’s BreezeMAX base station incorporates SentieM™ technologies in the end-to-end Mobile WiMAX 4Motion® solution. SentieM™ enhances the Mobile WiMAX basic technology and provides better coverage, capacity and throughput per user. SentieM includes Advanced Antenna and Radio Resource technologies in addition to Distributed Open Network capabilities, enabling operators to improve their business case.

The WiMAX Forum is an industry-led, not-for-profit organization formed to certify and promote the compatibility and interoperability of broadband wireless products based upon the harmonized IEEE 802.16/ETSI HiperMAN standard. Currently, the organization has more than 500 member companies including service providers, regulators, equipment vendors, chip vendors, and content providers.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

"WiMAX Forum" is a registered trademark of the WiMAX Forum. "WiMAX," the WiMAX Forum logo, "WiMAX
Forum Certified" and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion”“4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.
“OPEN”is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.